Exhibit (4)(f)

PROTECTIVE LIFE INSURANCE COMPANY [ P. O. BOX 1928 BIRMINGHAM, ALABAMA 35201-1928 ]

AUTOMATIC SEGMENT RENEWAL ENDORSEMENT

We are amending your Contract to add an Automatic Segment Renewal (“automatic renewal” or “auto renewal”) feature.  This endorsement remains in effect until the Annuity Date, or until the Contract to which it is attached is cancelled, surrendered or otherwise terminated. The terms and conditions in this endorsement supersede any conflicting provision in the Contract.  Contract provisions not expressly modified by this endorsement remain in full force and effect.

Automatic Segment Renewal Instructions — Automatic segment renewal is available as an option for segments using any Guaranteed Interest Strategy or Indexed Strategy unless we advise you that the Strategy is not eligible, or is no longer eligible, for the feature.  You may instruct us to automatically renew one or more maturing segments with your original allocation instruction, or at a later date.  We must receive the instruction not later than 3 p.m. Central Time on the segment’s Maturity Date.  Your automatic renewal instruction for that segment will remain in force until you cancel it.

Automatic renewal means on each Maturity Date following our receipt of the instruction, we will apply that segment’s Maturity Value (less withdrawals from the Maturity Value, if any) to a new segment using the same Strategy and the same primary elements, if we are offering it at that time.  ‘Primary elements’ include:

•                  Term (for all segments);

•                  Floor and Buffer (for indexed segments);

•                  one of the Participation Rates, but only if the maturing indexed segment has different Participation Rates for positive and negative Index Performance (for indexed segments); and,

•                  Interim Value Calculation Method (for indexed segments).

Other elements that comprise the complete strategy, such as the declared interest rate (for Guaranteed Interest Strategies) and the Cap, Spread and the Participation Rate (or the 2nd Participation Rate for indexed Strategies that have different Participation Rates for positive and negative Index Performance) are not primary elements and are not considered for the purpose of executing your automatic renewal instruction.

Maturity Notification and Auto Renewal Cancellation — You will continue to receive the segment maturity notification described in the “Transfers on the Segment’s Maturity Date” provision of the Contract.  As with any other allocation instruction, you may cancel your auto renewal instruction anytime.  However, in order to prevent execution of an auto renewal instruction, we must receive your cancellation instruction not later than 3 p.m. Central Time on the segment’s Maturity Date.

Cancellation of an auto renewal instruction permanently terminates it.  No future auto renewals will occur with respect to the affected strategy unless and until you send us a new instruction.

Signed for the Company by its Secretary and made a part of the Contract.

PROTECTIVE LIFE INSURANCE COMPANY

SG-IMG-P-5057	[ 8/18 ]